CARMANAH TECHNOLOGIES CORPORATION

Interim Financial Statements

Nine months ended September 30, 2006 and 2005

(Unaudited)

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Balance Sheets

(Expressed in Canadian dollars)

September 30, 2006 and December 31, 2005

(Unaudited)

	September 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$5,064,411	$1,882,214
Short-term investments	1,230,000	9,780,000
Accounts receivable, net	12,049,421	8,675,270
Inventories	15,913,704	11,012,640
Prepaid expenses and deposits	1,486,212	705,073
	35,743,748	32,055,197
Equipment and leasehold improvements, net	3,139,400	2,096,254
Intangible assets, net	1,176,318	1,325,055
Goodwill	12,368,019	12,330,543
Future income taxes (note 3)	1,073,000	985,500
	$53,500,485	$48,792,549
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$7,518,700	$5,268,246
Deferred revenue	473,681	-
Income taxes payable	183,291	434,636
Current portion of obligations under capital leases	-	19,990
	8,175,672	5,722,872
Obligations under capital leases	-	14,991
Obligation to former shareholders of SPS to be settled in shares	-	2,631,580
	8,175,672	8,369,443
Shareholders’ equity:
Share capital (note 2)	42,718,189	38,772,138
Contributed surplus (note 2(e))	1,811,288	1,292,390
Retained earnings	795,336	358,578
	45,324,813	40,423,106
	$53,500,485	$48,792,549

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Operations and Retained Earnings (Deficit)

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Sales	$17,510,103	$12,195,908	$46,048,027	$23,587,957
Cost of sales	11,441,345	8,023,990	30,247,216	13,850,674
	6,068,758	4,171,918	15,800,811	9,737,283
Operating expenses:
Wages and benefits	2,727,862	2,143,824	7,552,820	4,377,094
Office and administration	1,001,703	746,623	2,803,692	1,651,171
Sales and marketing	542,538	425,805	1,700,356	1,201,908
Research and development	1,063,926	206,773	2,496,255	1,056,785
Research and development ITC’s	(410,165)	(103,000)	(936,674)	(103,000)
Bank charges	81,010	94,693	221,205	142,083
Amortization of:
Equipment and leasehold improvements	214,351	192,730	599,542	359,922
Intangible assets	62,725	43,722	190,667	65,843
	5,283,950	3,751,170	14,627,863	8,751,806
Operating income	784,808	420,748	1,172,948	985,477
Other income:
Interest and other income	41,913	29,127	160,803	115,037
Earnings before income taxes	826,721	449,875	1,333,751	1,100,514
Income tax expense (recovery) (note 3)
Current	511,227	7,888	1,012,646	305,888
Future	(21,011)	219,517	(115,653)	(78,483)
	490,216	227,405	896,993	227,405
Net earnings for the period	336,505	222,470	436,758	873,109
Retained earnings (deficit), beginning of period	458,831	328,255	358,578	(322,384)
Retained earnings, end of period	$795,336	$550,725	$795,336	$550,725
Earnings per share:
Basic	$0.008	$0.006	$0.011	$0.026
Diluted	0.008	0.006	0.010	0.025
Weighted average number of shares outstanding:
Basic	42,352,201	34,804,078	41,438,580	33,277,563
Diluted	42,903,071	36,400,154	42,227,066	34,873,639

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

For the three and nine months ended September 30, 2006 and 2005

(Unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005
Cash provided by (used in):
Operations:
Net earnings for the period	$336,505	$222,470	$436,758	$873,109
Items not involving cash:
Amortization	277,076	236,452	790,209	425,765
Reclassification of previously recorded share
issuance costs	-	-	117,000	-
Stock-based compensation	272,200	126,298	678,752	285,652
Future income taxes (recovery)	(21,012)	(78,483)	(115,653)	(78,483)
Net changes in non-cash working capital	1,033,561	(2,291,613)	(6,583,588)	(2,925,753)
	1,898,330	(1,784,876)	(4,676,522)	(1,419,710)
Investing:
Short-term investments	-	3,400,000	8,550,000	2,900,000
Purchase of Soltek, net of cash acquired	-	(5,559,889)	-	(5,559,889)
Purchase of equipment and leasehold	(254,850)	(260,472)	(1,642,688)	(899,782)
improvements
Purchase of intangible assets	(20,057)	(2,537)	(41,930)	(37,454)
Other	-	-	(37,476)	-
	(274,907)	(2,422,898)	6,827,906	(3,597,125)
Financing:
Proceeds on share issuance	242,100	2,670,465	1,100,717	3,864,158
Share issuance costs	-	(25,768)	(34,923)	(56,000)
Bank loan	-	1,116,496	-	1,116,496
Repayment of long term debt	-	(4,067)	-	(4,067)
Principal payments of obligations under capital	(15,353)	(5,486)	(34,981)	(19,123)
leases
	226,747	3,751,640	1,030,813	4,901,464
Increase (decrease) in cash and cash equivalents	1,850,170	(456,134)	3,182,197	(115,371)
Cash and cash equivalents, beginning of period	3,214,241	1,242,174	1,882,214	901,411
Cash and cash equivalents, end of period	$5,064,411	$786,040	$5,064,411	$786,040
Supplemental cash flow information:
Cash during the period for:
Bank charges and interest paid	$40,954	$94,693	$104845	$142,083
Income taxes paid	$-	$-	$352,315	$-
Non-cash investing and financing activities:
Issuance of shares to former shareholders of	$-	$-	$2,631,580	$-
SPS
Shares issued on purchase of Soltek	-	4,000,000	-	4,000,000

See accompanying notes to consolidated financial statements.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the nine months ended September 30, 2006 and 2005

(Unaudited)

1.

Basis of presentation:

These interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (Canadian GAAP). The interim financial statements include normal recurring adjustments, which in management’s opinion, are necessary for a fair presentation of the financial results of the interim period presented.

The disclosures in these statements do not conform in all aspects to the requirements of Canadian GAAP for annual financial statements. These statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s audited financial statements for the year ended December 31, 2005.

2.

Share capital:

(a)

Authorized:

Unlimited number of common shares without par value

(b)

Issued and outstanding:

	Number of
	common shares	Amount
Balance, December 31, 2005	40,473,052	$38,772,138
Exercise of options	1,216,664	1,260,571
Share issuance costs, net of tax benefits		(23,100)
Adjustment to share issuance costs, net of tax benefits		77,000
Shares issued pursuant to a share purchase agreement	751,876	2,631,580
Balance, September 30, 2006	42,441,592	$42,718,189

During the nine months ended September 30, 2006, 881,164 options, 42,875 options, 19,375 options, 17,500 options, 10,000 options, 200,000 options, 35,000 options, 750 options and 10,000 options, were exercised at a price of $0.75 per common share, $0.90 per common share, $0.95 per common share, $0.96 per common share, $1.17 per common share, $1.20 per common share, $2.35 per common share, $2.80 per common share and $3.00 per common share respectively, resulting in an aggregate of 1,216,664 common shares being issued for gross proceeds of $1,100,717. In addition, a reallocation of $159,854 from contributed surplus to share capital was recorded on the exercise of these options.  The Company has also reclassified certain share issuance costs totaling $117,000 related to its TSX listing to general and administration costs.

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the nine months ended September 30, 2006 and 2005

(Unaudited)

2.

Share capital (continued):

(b)

Issued and outstanding (continued):

During the nine months ended September 30, 2006, the Company issued final payment to the vendors of Soltek Powersource Ltd. (“SPS”).  Pursuant to the terms of the Share Purchase Agreement, the SPS vendors were entitled to an additional payment in the form of shares and warrants if SPS met certain performance criteria on December 31, 2005.  The performance criteria were met, and accordingly, the obligation in the amount of $2,631,580 to the SPS shareholders was accrued for by the Company at December 31, 2005.  The Company issued 751,876 shares to the SPS shareholders, and the 300,000 warrants are eligible for exercise as per the terms of the agreement.

(c)

Stock options:

The Company maintains a fixed stock option plan that enables it to grant options to its directors, officers, employees and other service providers.  Each option agreement with the grantee sets forth, among other things, the number of options granted, the exercise price and the vesting conditions of the options.

The Company has reserved 4,927,856 common shares under the plan.  The options vest between 18 and 36 months from the date of grant and have a maximum term of five years.

A summary of the status of the options outstanding and exercisable follows:

	Number of	Weighted average
	common shares	exercise price
Balance, December 31, 2005	3,448,496	$1.88
Granted	1,301,500	3.23
Cancelled	(204,000)	(3.26)
Expired	(30,000)	(0.95)
Exercised	(1,216,664)	(0.90)
Balance, September 30, 2006	3,299,332	$2.70

The following table summarizes the stock options outstanding and exercisable at September 30, 2006:

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the nine months ended September 30, 2006 and 2005

(Unaudited)

2.

Share capital (continued):

(c)

Stock options (continued):

	Number				Number
	outstanding at				exercisable at
Exercise price	September 30, 2006	Expiry date		September 30, 2006
$0.75	83,332	June	13,	2007	83,332
$0.75	113,500	January	13,	2008	113,500
$0.95	50,000	August	25,	2008	50,000
$0.95	50,000	August	18,	2008	50,000
$1.17	45,000	October 1,		2008	45,000
$1.20	300,000	November 10, 2008			275,937
$2.11	30,000	August	12,	2009	21,370
$2.35	50,000	September 1, 2009			50,000
$2.66	1,500	May 2,		2010	1,415
$2.67	11,500	April 6, 2010			10,804
$2.69	3,000	April 21, 2010			2,834
$2.73	50,000	June 1,		2010	21,625
$2.74	3,500	April 1, 2010			3,318
$2.75	50,000	November 12, 2009			50,000
$2.75	125,000	March	10,	2010	82,056
$2.80	115,500	April 1,		2010	115,500
$2.82	75,000	May	30,	2010	34,085
$2.88	160,500	July 4,		2010	132,434
$2.95	12,000	July	12,	2011	1,061
$2.96	150,000	February	21,	2010	80,201
$2.98	125,000	September 5, 2011			3,560
$3.00	50,000	February 7,		2010	26,585
$3.00	60,000	May	27,	2010	55,618
$3.00	25,000	July	21,	2010	14,966
$3.03	691,000	July 4,		2011	70,802
$3.42	550,000	December	19,	2010	157,872
$3.46	150,000	November 30, 2007			150,000
$3.55	1,500	October	19,	2010	1,188
$3.61	7,500	May 3,		2011	2,053
$3.80	60,000	January	31,	2011	14,931
$3.96	100,000	March 3,		2011	18,883
	3,299,332				1,740,930

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the nine months ended September 30, 2006 and 2005

(Unaudited)

2.

Share capital (continued):

(c)

Stock options (continued):

During the nine months ended September 30, 2006, under the fair-value-based method, $678,752 (2005 – $285,652) in compensation expense was recorded in the consolidated statements of operations and retained earnings (deficit) for options granted to employees.

The compensation costs reflected in the consolidated statements of operations and retained earnings (deficit) were calculated using the Black-Scholes option pricing model using the following weighted average assumptions:

Nine months ended September 30,	2006	2005
Risk free interest rate	4.28%	2.94%
Expected dividend yield	0%	0%
Stock price volatility	39%	53%
Expected life of options	3 years	3 years

The weighted average fair value of options granted during the nine months ended September 30, 2006 is $0.99 (2005 - $0.73) per share.

(d)

Warrants:

During 2005, the Company issued 300,000 warrants as contingent consideration to the principal vendors of SPS.  These warrants have an exercise price of $2.79 and expire June 30, 2010.  Each warrant entitles the holder to purchase one common share of the Company.

	Number of	Weighted average
	warrants	exercise price
Balance, December 31, 2005 and September 30, 2006	300,000	$2.79

(e)

Contributed surplus:

Balance, December 31, 2005	$1,292,390
Stock compensation expense	678,752
Transfer to share capital on exercise of options	(159,854)
Balance, September 30, 2006	$1,811,288

CARMANAH TECHNOLOGIES CORPORATION

Consolidated Notes to Financial Statements

(Expressed in Canadian dollars)

For the nine months ended September 30, 2006 and 2005

(Unaudited)

3.

Income taxes:

Income tax recovery (expense) differs from the amounts computed by applying the combined federal and provincial tax rates of 34.12% (2005 - 35.62%) to pre-tax income from continuing operations as a result of the following:

	Three months ended		Nine months ended
September 30	2006	2005	2006	2005
Earnings before income taxes	$826,721	$449,875	$1,333,751	$1,100,514
Computed expected expense	$282,077	$160,245	$455,076	$392,003
Non-deductible expenses, primarily
stock based compensation	109,081	46,768	253,768	107,092
Change in tax rates applied to future tax assets	99,058	20,392	99,058	20,392
Other			89,091
Decrease in income tax valuation
allowance	-	-	-	(292,082)
Income tax expense	$490,216	$227,405	$896,993	$227,405

Temporary differences give rise to the following future tax assets and liabilities:

	September 30,	December 31,
	2006	2005
Future tax assets:
Warranty reserve	$80,000	$62,000
Share issue costs	400,000	452,000
Losses available for future periods	350,000	555,500
Scientific research and experimental development	950,000	405,000
Equipment	270,000	475,000
Other	60,000	62,000
	2,110,000	2,011,500
Future tax liabilities:
Investment tax credits	(200,000)	(136,000)
Intangible assets	(340,000)	(393,000)
	(540,000)	(529,000)
Less valuation allowance	(497,000)	(497,000)
Net future tax assets	$1,073,000	$985,500